Exhibit 2.1

LES ÉCLAIRAGES NORAM INC.

(as Vendor)

-and-

STRONG DIGITAL SYSTEMS INC. / SYSTÈMES DIGITAUX STRONG INC.

(as Purchaser)

SHARE PURCHASE AGREEMENT

October 10, 2007

KAUFMAN LARAMÉE, LLP

SHARE PURCHASE AGREEMENT ENTERED INTO IN THE CITY OF MONTREAL, PROVINCE OF QUEBEC, THIS 10TH DAY OF OCTOBER, 2007

BETWEEN:

LES ÉCLAIRAGES NORAM INC., legal person duly incorporated under Part 1A of the Companies’ Act (Quebec), having its head office at 542, Grande Allée, in the City of Verdun, Province of Quebec, Canada, H3E 1Y3, herein acting and represented by its President, Pierre Desrochers, duly authorized;

(hereinafter referred to as the “Vendor”)

AND:

STRONG DIGITAL SYSTEMS INC. / SYSTÈMES DIGITAUX STRONG INC., a legal person duly incorporated under Part 1A of the Companies’ Act (Quebec), having its principal place of business at 1440 Raoul-Charette Street, in the City of Joliette, Province of Quebec, Canada, J6E 8S7, represented by its Vice President, Chris D. Stark, duly authorized;

(hereinafter referred to as the “Purchaser”)

PREAMBLE

WHEREAS the Vendor is the sole registered and beneficial owner of seventy-five (75) Class ”A” shares, two million three hundred seventy-two thousand sixty-three (2,372,063) Class ”B” shares, fifty-one thousand three hundred (51,300) Class ”D” shares and seventy-five (75) Class ”F” shares, (collectively, the “Shares”), issued and outstanding, in the capital stock of Marcel Desrochers Inc., a company duly incorporated under Part 1A of the Companies’ Act (Quebec) (the ”Company”) and having its principal place of business at 1440 Raoul-Charette Street, in the city of Joliette, province of Quebec, Canada, being all of the issued and outstanding Shares in the capital of the Company, the whole as more fully described herein;

WHEREAS the Purchaser is willing to purchase and the Vendor is willing to sell the Shares for the price and subject to the terms and conditions set out in this Agreement.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.                                       INTERPRETATION

1.1                                 Definitions. In this Agreement, the following terms shall have the meanings set out below unless the context requires otherwise:

“Adjusted Net Asset Value” shall mean the net asset value of the Company as shown on its Closing Statements minus, as of the Closing Date, i) the book value of the Excluded Assets, ii) future income taxes (current), and iii) future income taxes (long term) plus iv) the Excluded

Liabilities, all of which shall be converted from Canadian dollars to US dollars by using the exchange rate of 87.6476%.

“Adjustment” has the meaning given in Section 2.4.

“Affiliate” has the meaning provided in the CBCA.

“Agreement” means this Agreement, as it may be amended or supplemented from time to time, and the expressions hereof, herein, hereto, hereunder, hereby and similar expressions refer to this Agreement and not to any particular section or other portion of this Agreement.

“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, any Law relating or applicable to such Person, property, transaction, event or other matter. Applicable Law also includes, where appropriate, any interpretation of the Law (or any part thereof) by any Person having jurisdiction over it, or charged with its administration or interpretation.

“Assets” means all the properties, assets, interests and rights of the Company of any nature whatsoever, excluding the Excluded Assets but including without limitation the following:

(a)                                  the Personal Property;

(b)                                 the Receivables;

(c)                                  all rights and interests under or pursuant to all warranties, representations and guarantees, express, implied or otherwise, of or made by suppliers or other Persons in connection with the Assets;

(d)                                 the Intellectual Property;

(e)                                  the Inventory;

(f)                                    the Contracts;

(g)                                 the Licenses and Permits;

(h)                                 the Books and Records;

(i)                                     all prepaid charges, deposits, sums and fees paid by the Company before the Closing Date;

(j)                                     all goodwill of the Company including without limitation the lists of customers, the present telephone numbers, internet domain addresses and other communications numbers and addresses of the Company; and

(k)                                  all proceeds of any or all of the foregoing received or receivable after the Closing Date.

“Books and Records” means all rights of the Company to all books, records, files and papers in the possession of the Company including computer programs (including source code), software programs, manuals and data, sales and advertising materials, sales and purchases correspondence, trade association files, research and development records, lists of present and former customers and suppliers, personnel, employment and other records, and the minute and share certificate books of the Company and all copies and recordings of the foregoing.

“Building” means the Building owned by the Company and bearing civic number 1440, Raoul-Charette Street, in the city of Joliette, province of Quebec, Canada, J6E 8S7.

“Business” means the business carried on by the Company, consisting in the manufacturing, promotion and sale of cinema screens, theatre curtains, acoustic fabrics and other theatre accessories.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in Montreal, Quebec.

“CBCA” means the Canada Business Corporations Act, RSC 1985, c.C-44.

“Claim” has the meaning given in Section 8.1.

“Closing” means the completion of the purchase and sale of the Company’s Shares as contemplated and in accordance with the provisions of this Agreement.

“Closing Date” means October 12, 2007.

“Closing Statements” has the meaning given in Section 2.4(a).

“Company’s Lease” has the meaning given in Section 3.2(10).

“Confidential Information” has the meaning given in Section 10.3(4).

“Consents and Approvals” means all consents, approvals, waiting periods, authorizations, and orders of, or notifications to or filings with, Governmental Authorities or any other Person required to be obtained, made or satisfied in connection with the execution and delivery of this Agreement or the completion of the transactions contemplated by this Agreement.

“Contracts” means all rights and interests of the Company in all oral, written, pending and/or executory contracts, agreements, leases and arrangements to which the Company is a party or by which the Company or any of the Assets or the Business is bound or affected including the Material Contracts and the Leases.

“Data Processing System” means the computer equipment and associated peripheral devices and the related operating and application systems and other software owned, leased or licensed by the Company including the off-the-shelf personal computer software subject to transferable licenses and outlined in Schedule 6.1(31).

“Direct Claim” has the meaning given in Section 8.4.

“Due Diligence Period” has the meaning given in Section 5.1.

“Employee” means an individual who is employed by the Company; and “Employees” means every Employee.

“Employee Plans” has the meaning given in Section 6.1(22).

“Employment Agreement” has the meaning given in Section 3.2(8).

“Environmental Law” means any domestic and foreign federal, provincial, state, municipal, or local Laws and any orders of a Governmental Authority relating in any way to the natural or human environment (including air, land, surface water, groundwater and real and personal property), public or occupational health and safety, and the manufacture, importation, handling, transportation, storage, disposal and treatment of a Hazardous Substance.

“Environmental Permits” means all permits, certificates, approvals, consents, registrations, notifications, filings, licenses and any other authorization issued or required by any Environmental Law and any Governmental Authority and relating to or required for the operation of the Business or the Assets.

“Escrow Agreement” has the meaning given in Section 2.3(b).

“Escrow Funds” has the meaning given in Section 2.3(b).

“Excluded Assets” means the Building and the cash on hand of the Company exceeding the cash amount necessary to assume all accrued short term liabilities and outstanding cheques of the Company as of the Closing Date, as well as a painting rig, known as Rig 2, which is the property of Imax Corporation.

“Excluded Liabilities” means all indebtedness of any nature whatsoever of the Company relating to the Building as of the Closing Date.

“Execution Date” means the date where the present Agreement is executed by all Parties.

“Financial Statements” means, collectively, the audited financial statements of the Company for the fiscal years ended November 30, 2004, 2005 and 2006. Copies of which are attached hereto as Schedule 6.1(8).

 “GAAP” means those accounting principles which are recognized as being accepted in Canada from time to time as set out in the handbook published by the Canadian Institute of Chartered Accountants, consistently applied.

“Governmental Authority” means any domestic or foreign government, including any federal, provincial, state, territorial, local or municipal government, and includes any governmental agency or department, tribunal, board, commission, court or other authority of any of the foregoing as well as any arbitrator, arbitration tribunal or other tribunal or any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Hazardous Substance” means any pollutant, contaminant, toxic substance, hazardous material or waste, dangerous good, asbestos, urea formaldehyde, PCBs, or non-hazardous petroleum products or any other substance defined in or regulated by any Environmental Law.

“including” means “including without limitation”, and “includes” means “includes without limitation”.

“Indemnified Party” means a Person whom the Vendor or the Purchaser, as the case may be, has agreed to indemnify under Article 8.

“Indemnifying Party” means, in relation to an Indemnified Party, the Party to this Agreement which has agreed to indemnify that Indemnified Party under Article 8.

“Independent Auditor” has the meaning given in Section 2.4(b).

“Intellectual Property” means all industrial or intellectual property Related to the Business and listed in Schedule 6.1(17), which includes all rights to and interests in:

(a)                                  all business and trade names, corporate names, brand names and slogans Related to the Business;

(b)                                 all inventions, patents, patent rights, patent applications and registrations (including all reissues, divisions, continuations, continuations-in-part and extensions of any patent or patent application), industrial designs and applications for registration of industrial designs Related to the Business;

(c)                                  all copyrights and trade-marks and the goodwill attaching to such trade-marks (whether used with wares or services and including domain names, URL logos, software, computer programs, source codes, systems, databases and internet site contents), registrations and applications for trade-marks and copyrights (and all future income from such trade-marks and copyrights) Related to the Business;

(d)                                 all rights and interests in and to processes, journals, notebooks, data, trade secrets, designs, know-how, product formulae and information,  manufacturing, engineering and other drawings and manuals, technology, blue prints, research and development reports, technical information, technical assistance, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise or information Related to the Business;

(e)                                  all other intellectual and industrial property rights throughout the world Related to the Business;

(f)                                    all permissions and licenses of the intellectual property listed in items (a) to (e) above;

(g)                                 all future income and proceeds from any of the intellectual property listed in items (a) to (e) above and the licenses listed in item (f) above; and

(h)                                 all rights to damages and profits by reason of the infringement of any of the intellectual property listed in items (a) to (f) above.

“Inventory” means all inventories of stock-in-trade and merchandise including materials, supplies, work-in-progress, finished goods, tooling, service parts and purchased finished goods owned by the Company (including those in possession of suppliers, customers and other third parties).

“Knowledge of the Vendor” means the actual knowledge of Vendor after due enquiry being made.

“Law” means any law, rule, statute, regulation, order, judgment, decree, treaty or other requirement having the force of law.

“Leases” means Personal Property Leases and/or premises leases.

“Letter of Intent” means the letter of intent dated May 17, 2007 between, inter alia, the Purchaser and the Vendor.

“Licenses and Permits” means all licenses, permits, filings, authorizations, approvals or indicia of authority issued to the Company.

“Lien(s)” means any lien, mortgage, charge, hypothec, pledge, security interest, prior assignment, option, warrant, lease, sublease, right to possession, encumbrance, claim, right or restriction which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property.

“Material Adverse Change” means a change in the business, operations or capital of the Company which has had or could reasonably be expected to have a significant adverse effect on the business, operations or affairs of the Company or the value of the Shares; provided that a Material Adverse Change shall not include a change resulting from: (i) any change in Applicable Law, GAAP or the interpretation or application thereof; or (ii) general economic or financial conditions in Canada or elsewhere.

“Material Contracts” means an agreement (oral or written) to which the Company is a party or by which the Company or any of the Assets are bound or attached and which involves or may reasonably involve the payment to or by the Company of more than $5,000 over the term of the agreement or has a remaining duration of one (1) year or more, or which is otherwise material to the Company’s business, operations or affairs.

“Non-Competition Agreement” has the meaning given in Section 3.2(7).

“Normal Course of Business” means the carrying on of the Business in the ordinary and usual course and in a manner consistent with recent past practice, including as to nature and scope of the Business.

“Notices” means the notices required to be given to any Person under Applicable Law or pursuant to any contract or other obligation to which the Company is a party or by which the Company is bound or which is applicable to any of the Assets in connection with the execution and delivery of this Agreement or the completion of the transactions contemplated by this Agreement.

“Party” means a party to this Agreement and any reference to a Party includes its successors and permitted assigns; and “Parties” means every Party.

“Person(s)” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Governmental Authority and the executors, administrators or other legal representatives thereof.

“Personal Property” means all machinery, equipment, furniture, motor vehicles and other chattels owned or leased by the Company (including those in possession of third parties).

“Personal Property Leases” means all equipment lease, chattel leases, rental agreements, conditional sales agreements and other similar agreements.

“Price Decrease” has the meaning given in Section 2.4(c).

“Price Increase” has the meaning given in Section 2.4(d).

“Prime Rate” means the prime rate of interest per annum quoted by Canadian Imperial Bank of Commerce from time to time as its reference rate of interest for Canadian dollar demand loans made to its commercial customers in Canada and which Canadian Imperial Bank of Commerce refers to as its “prime rate”, as such rate may be changed from time to time.

“Purchase Price” has the meaning given in Section 2.2.

“Purchaser’s Solicitors” means Kaufman Laramee, LLP.

“Real Property” means all real property including all buildings, fixtures, sidings, parking lots, roadways, structures, erections, fixed machinery, fixed equipment and appurtenances situate on, in, under, over or forming part of such real property.

“Receivables” means all accounts receivable, bills receivable, trade accounts, book debts and insurance claims of the Company with any interest accrued on such items and any security or collateral for such items, including recoverable deposits.

“Related to the Business” means, directly or indirectly, used in, arising from or relating in any manner to the Business including, without limitation, the operations of the Company.

“Release” means an actual or potential discharge, deposit, spill, leak, pumping, pouring, emission, emptying, injection, escape, leaching, seepage or disposal of a Hazardous Substance which is or may be in breach of any Environmental Law.

“Representatives” has the meaning given in Section 10.3(4)(b).

“Satisfaction Notice” has the meaning given in Section 4.1(3).

“Subsidiaries” has the meaning provided in the CBCA.

“Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments or similar charges in the nature of a tax including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties imposed by any Governmental Authority and whether disputed or not.

“Third Party Claim” has the meaning given in Section 8.4.

“Vendor’s Guarantee(s)” has the meaning given in Section 6.1(42).

“Vendor’s Solicitors” means Morency, Société d’avocats.

1.2                                 Headings. The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3                                 Number and Gender. Unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.4                                 Business Days. If any payment is required to be made or other action is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be made or taken on the next Business Day.

1.5                                 Statute References. Any reference in this Agreement to any Law or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such Law or section as amended, restated or re-enacted from time to time.

1.6                                 Currency. Unless otherwise specified herein or the context otherwise requires, references herein to “dollars” and “$” are to US dollars.

1.7                                 Section, Schedule and Exhibit References. Unless the context requires otherwise, references in this Agreement to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits of this Agreement. The Schedules attached hereto are an integral part of this Agreement and are incorporated herein by reference. The following sets out the Schedules and Exhibits to this Agreement:

Schedule 6.1(4)	Authorized Capital and Issued and Outstanding Shares
Schedule 6.1(5)	Articles and By-laws of the Company
Schedule 6.1(8)	Financial Statements
Schedule 6.1(9)	Absence of Certain Changes or Events
Schedule 6.1(11)	Material Contracts
Schedule 6.1(12)	Personal Property
Schedule 6.1(13)	Personal Property Leases
Schedule 6.1(14)	Title to Assets
Schedule 6.1(15)	Receivables
Schedule 6.1(17)	Intellectual Property
Schedule 6.1(17)(e)	Intellectual Property – Permissions and Licenses
Schedule 6.1(18)	Consents and Approvals
Schedule 6.1(19)	Notices
Schedule 6.1(20)	Employment and Consultant Agreements
Schedule 6.1(22)	Employee Plans
Schedule 6.1(24)	Customers and Suppliers
Schedule 6.1(25)	Product Warranties
Schedule 6.1(26)	Affiliated Transactions
Schedule 6.1(31)	Data Processing
Schedule 6.1(32)	Licenses and Permits
Schedule 6.1(34)	Litigation
Schedule 6.1(36)	Insurance

Schedule 6.1(42)	Vendor’s Guarantees
Schedule 6.1(43)	Financial Institution Information & Powers of Attorney

Exhibit A	Form of Officer’s Certificate of the Company
Exhibit B	Form of Non-Competition Agreement
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Company’s Lease

2.                                       PURCHASE AND SALE

2.1                                 Agreement to Purchase and Sale. At the Closing Date, subject to the terms and conditions of this Agreement, the Vendor shall sell the Shares to the Purchaser and the Purchaser shall purchase the Shares from the Vendor.

2.2                                 Purchase Price. Subject to any Adjustments pursuant to this Agreement, the aggregate purchase price payable by the Purchaser to the Vendor for the Shares (the “Purchase Price”) shall be three million four hundred thirty-nine thousand eighty dollars ($3,439,080). It is agreed that the Purchase Price has been determined on the basis that, on or prior to the Closing Date the Excluded Assets will be distributed to the Vendor or any other entity designated by the Vendor by way of a dividend or other distribution.

2.3                                 Payment of Purchase Price. The Purchase Price shall be paid and satisfied at Closing as follows:

(i)                                     the Purchaser shall pay to the Vendor the amount of two million five hundred thousand dollars ($2,500,000) in immediately available funds by bank draft, certified cheque or by wire transfer; and

(b)                                 the Purchaser shall deposit with an Escrow Agent an amount of nine hundred thirty-nine thousand eighty dollars ($939,080) which shall constitute an escrow fund (the “Escrow Fund”) governed by the terms set forth herein and in an escrow agreement (the “Escrow Agreement”), the form of which and the identity of the Escrow Agent to be agreed upon by the Parties on or prior to the Closing Date. Subject to any Adjustment or disbursement otherwise provided for herein, fifty percent (50%) of the Escrow Fund shall be disbursed to the Vendor one (1) year from the Closing Date, twenty-five percent (25%) of the Escrow Fund shall be disbursed to the Vendor two (2) years from the Closing Date and the balance of twenty-five percent (25%) shall be disbursed to the Vendor three (3) years from the Closing Date.

2.4                                 Closing Statements and Adjustment.

(a)                                  The Purchaser shall instruct the Company’s auditors, Boucher, Champagne, Thiffault, s.e.n.c.r.l., chartered accountants, to prepare and deliver to the Vendor and the Purchaser as soon as reasonably practicable, and in any event no later than ninety (90) days after the Closing Date, financial statements of the Company for the period starting December 1st, 2006 and ending on the Closing Date, together with a statement setting out the Adjusted Net Asset Value of the Company as of the Closing Date, the whole prepared in accordance with GAAP applied on a basis consistent with prior fiscal years (collectively, the “Closing Statements”) and at the Vendor’s sole costs. The Vendor and the Purchaser shall co-operate fully with each other in the preparation of the Closing Statements.

(b)                                 The parties shall have sixty (60) days after receipt of the Closing Statements within which to review and discuss the Closing Statements. During that time, the Parties will provide access, upon reasonable request, to all work papers of the Company and its advisors, accounting books and records and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Closing Statements. Subject to and without affecting the provisions hereof and the contestation procedure as set out below, either party may at its sole cost and expense have its own auditors review the Closing Statements and prepare Financial Statements of the Company in the form as may be required by any Governmental Authority of the United States of America. If at the end of such period of sixty (60) days, the Vendor and the Purchaser are unable to agree on the Closing Statements, the Parties shall refer the determination of the Adjusted Net Asset Value to an independent auditor agreed to by the Parties, acting reasonably (the “Independent Auditor”). If the Parties fail to agree on the Independent Auditor within five (5) Business Days following the expiration of the aforementioned period of sixty (60) days, the Independent Auditor shall be PricewaterhouseCoopers or, if such firm is unable to act, Deloitte & Touche. The Independent Auditor shall be requested to deliver its determination of the Adjusted Net Asset Value within twenty (20) Business Days following referral of the matter to the Independent Auditor and the decision of the Independent Auditor as to the Adjusted Net Asset Value shall be final and binding on all Parties, save and except in the case of a manifest error. The Purchaser and the Vendor shall share equally the fees and expenses of the Independent Auditor.

(c)                                  If the Adjusted Net Asset Value is less than $1,275,000, then the Purchase Price shall be decreased, dollar for dollar, by an amount equal to the difference between the Adjusted Net Asset Value of the Company as of the Closing Date and the amount of $1,275,000 (the “Price Decrease”). The Price Decrease shall be paid to the Purchaser by the Vendor on the 20th Business Day after delivery of the Closing Statements or, if the Parties have referred the determination of the Adjusted Net Asset Value to the Independent Auditor, on the 20th Business Day after delivery by the Independent Auditor of its determination of the Adjusted Net Asset Value. The Price Decrease shall be paid directly by the Vendor to the Purchaser or paid from the Escrow Fund by the Escrow Agent, at the election of the Purchaser.

(d)                                 If the Adjusted Net Asset Value of the Company as of the Closing Date is greater than one million two hundred seventy-five thousand dollars ($1,275,000), the Purchase Price shall be increased, dollar for dollar, by an amount equal to the difference between the Adjusted Net Asset Value of the Company as of the Closing Date and the amount of $1,275,000 (the “Price Increase”). The Price Increase shall be paid by the Purchaser to the Vendor on the 20th Business Day after delivery of the Closing Statements or, if the Parties have referred the determination of the Adjusted Net Asset Value to the Independent Auditor, on the 20th Business Day after delivery by the Independent Auditor of its determination of the Adjusted Net Asset Value.

(e)                                  Any Receivables which have not been collected in full by the Company within one hundred eighty (180) days of the Closing will be purchased by the Vendor at their face value on the one hundred eighty-first (181th) day following the Closing. The purchase price for said Receivables sold and assigned to the Vendor shall be paid directly by the Vendor to the Company upon written demand therefor accompanied by relevant documentation. Should payment not be made within twenty (20) days of such demand, the Vendor agrees that the Company may set off against rent payable by the Company under the Company’s Lease the amount so owing.

3.                                       CLOSING ARRANGEMENTS AND COVENANTS

3.1                                 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article 4, the Closing shall take place at 9:00 a.m. on the Closing Date in the offices of the Purchaser’s Solicitors at 800, René-Lévesque Blvd. West, Suite 2200, Montreal, Quebec. Should the Closing not take place on the Closing Date, unless the parties agree in writing otherwise, this Agreement will terminate and the Purchaser and the Vendor shall be released from all obligations hereunder and under the Letter of Intent. On Closing, the Vendor shall sell, assign, convey, transfer and deliver the Shares to the Purchaser, along with any other instruments of transfer or assignment as may be necessary or appropriate to vest good, valid and marketable title to the Shares in the Purchaser, free and clear of any Liens.

3.2                                 Vendor’s Closing Deliveries. At the Closing, the Vendor shall deliver or cause to be delivered to the Purchaser the following documents:

(1)                                  certificates representing the Shares, accompanied by stock transfer powers duly executed in blank or duly executed instruments of transfer, and any other documents necessary to transfer to the Purchaser title to the Shares;

(2)                                  original share registers, share transfer ledgers, minute books and corporate seals (if any) of the Company;

(3)                                  all Books and Records, files, reports, data and documents owned by the Company and in the possession or control of the Vendor or the Company;

(4)                                  a certified copy of the resolution of the board of directors of the Company authorizing the transfer of the Shares from the Vendor to the Purchaser as contemplated by this Agreement;

(5)                                  a certified copy of the resolutions of the board of directors and shareholders of the Vendor authorizing the sale of the Shares as contemplated by this Agreement;

(6)                                  written resignations and releases of all of the directors and officers of the Company with effect from the Closing Date including releases by such persons of any claims they might have against the Company;

(7)                                  a non-competition and non-solicitation agreement in a form satisfactory to the Purchaser, binding the Vendor for a period of five (5) years and duly executed by the Vendor (the “Non-Competition Agreement”);

(8)                                  employment agreement with François Barrette in a form satisfactory to the Purchaser, duly executed by Mr. Barrette (the “Employment Agreement”);

(9)                                  the Escrow Agreement duly executed by the Vendor and the Escrow Agent referred to in Section 2.3(b) herein;

(10)                            a lease by and between the Company and the Vendor for the premises located at 1440, Raoul-Charette Street, Joliette, Quebec, Canada, for a minimum term of five (5) years at an annual triple net rent of two hundred ninety-five thousand six hundred and five United States (USD$295,605) (to be converted to Canadian dollars prior to Closing at the Bank of Canada noon rate for October 11, 2007), providing for two (2) five (5) year options, in a form satisfactory to the Purchaser (the “Company’s Lease”) and duly executed by the Vendor;

(11)                            an opinion of the Vendor’s Solicitors addressed to the Purchaser in a form satisfactory to the Purchaser;

(12)                            evidence in form satisfactory to the Purchaser acting reasonably that the Consents and Approvals have been obtained;

(13)                            evidence in form satisfactory to the Purchaser acting reasonably that the Excluded Liabilities have been paid prior to the Closing Date by the Vendor to the complete exoneration of the Company;

(14)                            a certificate of the Secretary or other officer of the Vendor, in a form satisfactory to the Purchaser, certifying that the representations and warranties of the Vendor contained herein are true and accurate;

(15)                            a certificate of good standing of the Company;

(16)                            all Schedules forming part of this Agreement in a form satisfactory to the Purchaser;

(17)                            a receipt for the amount paid in accordance with Section 2.3; and

(18)                            an election pursuant to Section 56.4 of the Income Tax Act (Canada) duly executed by the Vendor.

3.3                                 Purchaser’s Closing Deliveries. At the Closing, the Purchaser shall deliver or cause to be delivered to the Vendor the following documents:

(1)                                  certified cheque, bank draft or wire transfer for the amounts required to be paid under Section 2.3;

(2)                                  a certified copy of the resolution of the board of directors of the Purchaser authorizing the acquisition of the Shares from the Vendor as contemplated by this Agreement;

(3)                                  receipts for the Shares;

(4)                                  the Escrow Agreement duly executed by the Purchaser and the Escrow Agent referred to in Section 2.3(b) herein;

(5)                                  an opinion of Purchaser’s Solicitors addressed to the Vendor in a form satisfactory to the Vendor; and

(6)                                  an election pursuant to Section 56.4 of the Income Tax Act (Canada) duly executed by the Purchaser.

3.4                                 Vendor’s Indebtedness. The Vendor shall repay to the Company all indebtedness owed to the Company by the Vendor or by any person or entity not dealing at arm’s length (within the meaning ascribed to said term for purposes of the Income Tax Act (Canada)) with the Vendor on or before the Closing Date.

3.5                                 Vendor’s Guarantees. Following Closing, the Purchaser shall take reasonable commercial efforts to obtain the release of the Vendor under any of the Vendor’s Guarantees.

4.                                       CONDITIONS OF CLOSING

4.1                                 Purchaser’s Conditions. The Purchaser shall not be obliged to complete the transactions contemplated by this Agreement unless, by the Closing, each of the following conditions has been satisfied:

(1)                                  Representations and Warranties. The representations and warranties of the Vendor in Section 6.1 shall be true and correct at the Closing.

(2)                                  Vendor’s Compliance. The Vendor shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Date and shall have executed and delivered or caused to have been executed and delivered to the Purchaser at the Closing Date all the documents contemplated to be delivered at or prior to the Closing Date in Section 3.2 or elsewhere in this Agreement.

(3)                                  Due Diligence Investigation. The Purchaser shall have conducted and completed its investigation of the Vendor, the Company, the Business and the Assets, and the Purchaser, in its sole discretion, shall have been satisfied in all respects with the results of such investigation and, in its sole discretion, shall have determined to proceed with the transaction contemplated by this Agreement and notified the Vendor in writing, before the Closing Date, of its intention to proceed with the transaction (the “Satisfaction Notice”). In case of failure by the Purchaser to provide the Satisfaction Notice on or before to the Closing Date, unless the Vendor is in default hereunder and has been notified of same in writing by the Purchaser, this Agreement shall become null and void without any compensation from one party to the other. It is agreed that the transmission of the Satisfaction Notice by the Purchaser shall in no way be considered as a waiver of any other Closing condition in favour of the Purchaser stipulated herein.

(4)                                  Material Adverse Change. From the date of the Letter of Intent, there shall have been no Material Adverse Change.

(5)                                  Authorization. The Board of Directors of the Purchaser has duly approved by resolutions the acquisition of the Shares and authorized the execution of this Agreement and ancillary documents, as well as the Closing of the transaction contemplated hereunder.

4.2                                 Condition not Fulfilled. If any condition in Section 4.1 has not been fulfilled by the Closing Date, then the Purchaser in its sole discretion may, without limiting any rights or remedies available to the Purchaser at law or in equity, either:

(1)                                  terminate this Agreement by notice to the Vendor, in which event this Agreement will terminate upon receipt by the Vendor of such notice, and the Purchaser and the Vendor shall be released from all obligations hereunder and under the Letter of Intent, except with respect to Article 8 and Sections 10.1, 10.2, 10.3, 10.4, 10.5 and 10.12, which shall survive such termination; or

(2)                                  waive compliance with any such condition without prejudice to its aforesaid right of termination in the event of non-fulfilment of any other condition.

4.3                                 Vendor’s Conditions. The Vendor shall not be obliged to complete the transactions contemplated by this Agreement unless, at or before the Closing, each of the following conditions has been satisfied:

(1)                                  Representations and Warranties. The representations and warranties of the Purchaser in Section 6.2 shall be true and correct at the closing.

(2)                                  Purchaser’s Compliance. The Purchaser shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Date and shall have executed and delivered or caused to have been executed and delivered to the Vendor at the Closing Date all the documents contemplated to be delivered at or prior to the Closing Date in Section 3.3 or elsewhere in this Agreement.

4.4                                 Condition not Fulfilled. If any condition in Section 4.3 has not been fulfilled at or before the Closing, then the Vendor, in its sole discretion, may, without limiting any rights or remedies available to the Vendor at law or in equity, either:

(1)                                  terminate this Agreement by notice to the Purchaser, in which event this Agreement will terminate upon receipt by the Purchaser of such notice, and the Purchaser and the Vendor shall be released from all obligations hereunder and under the Letter of Intent, except with respect to Article 8 and Sections 10.1, 10.2, 10.3, 10.4, 10.5 and 10.12, which shall survive such termination; or

(2)                                  waive compliance with any such condition without prejudice to its aforesaid rights of termination in the event of non-fulfilment of any other condition.

5.                                       DUE DILIGENCE

5.1                                 Disclosure. From the Execution Date of this Agreement and until the Closing Date (the ”Due Diligence Period”), the Vendor shall provide the Purchaser, its officers, attorneys, accountants and other representatives with reasonable access to the Assets, the Books and Records related to the Company and the Business and the financial and operating data and other information and documents of any nature whatsoever relating to the Assets, the Company and the Business as may be reasonably requested by the Purchaser for due diligence purposes. The Vendor acknowledges that, in the course of the Due Diligence Period, the Purchaser may contact customers and suppliers of the Company and any other Person having business relations with the Company, as the Purchaser deems necessary or appropriate.

6.                                       REPRESENTATIONS AND WARRANTIES

6.1                                 Representations and Warranties of the Vendor. As a material inducement to the Purchaser’s entering into this Agreement and acknowledging that the Purchaser is entering into this Agreement in reliance upon the representations and warranties of the Vendor set out in this Section, the Vendor represents and warrants to the Purchaser that:

(1)                                  Incorporation. The Company (i) is a corporation incorporated and is validly subsisting under the laws of Québec and up to date with all of its corporate filings under such laws, and (ii) has all necessary corporate power, authority and capacity to own or dispose of its properties and assets and to carry on its business as now being conducted.

(2)                                  Enforceability of Vendor’s Obligations. This Agreement has been duly executed and delivered by the Vendor and will (assuming due execution and delivery by the other Parties hereto) constitute a valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms subject, however, to limitations on enforcement imposed by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability affecting creditors’ rights and to the extent that equitable remedies such as specific performance and injunction are only available in the discretion of the court from which they are sought.

(3)                                  Residence of Vendor. The Vendor is not a non-resident of Canada for purposes of Section 116 of the Income Tax Act (Canada).

(4)                                  Ownership of the Shares. Schedule 6.1(4) shows the authorized capital of the Company and the Shares issued and outstanding of the Company as of the date hereof. The Vendor is the registered and beneficial owner of all of the issued and outstanding Shares of the Company with good and marketable title thereto, free and clear of all Liens. The Shares are fully paid and non-assessable. No

Person other than the Purchaser has or will have at the Closing Date any agreement, option, right or privilege capable of becoming an agreement for the purchase from the Vendor of any of the Shares.

(5)                                  Organization of the Company. Schedule 6.1(5) contains true and complete copies of the Articles and By-laws of the Company, which are in full force and effect, unamended. The Company has no Subsidiaries. The Company is licensed or qualified to do business under the laws of the Province of Quebec and applicable laws of Canada. There are no rights, subscriptions, warrants, options, conversion rights, calls, commitments or plans or agreements of any kind outstanding which would enable any Person to purchase or otherwise acquire any shares or other securities of the Company including, without limitation, any securities convertible into or exchangeable or exercisable for shares or other securities of the Company.

(6)                                  Corporate Records. The minute book of the Company contains true, correct and complete copies of its articles, its by-laws, the minutes of every meeting of its board of directors and every committee thereof and of its shareholders and every written resolution of its directors and shareholders, except for the period of April 27, 1970 to March 26, 1986 (the “Blackout Period”). The share certificate book, register of shareholders, register of transfers and register of directors and officers of the Company are complete and accurate in all material respects except for the Blackout Period.

(7)                                  Bankruptcy. Neither the Vendor nor the Company is an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) nor has made an assignment in favour of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. Neither the Vendor nor the Company has initiated proceedings with respect to a compromise or arrangement with its creditors or, in the case of the Company, for its winding up, liquidation or dissolution. No receiver has been appointed in respect of either of the Company or the Assets and no execution or distress has been levied upon any of the Assets.

(8)                                  Financial Statements. The Vendor has furnished the Purchaser with the Financial Statements, true and complete copies of which are annexed hereto as Schedule 6.1(8). The Financial Statements have been prepared in accordance with GAAP and fairly present the financial position, results of operations and change in financial position of the Company as of the dates indicated therein and for the periods covered thereby.

(9)                                  Absence of Certain Changes or Events. Since November 30th, 2006, the Company has not, other than as described in Schedule 6.1(9):

(a)                                  suffered any Material Adverse Change, other than the death of Mr. Marcel Desrochers;

(b)                                 conducted its Business other than in the Normal Course of Business;

(c)                                  amended its articles, other than the amendment to its articles dated April 4, 2007;

(d)                                 declared or made any payment of any dividend or other distribution in respect of its shares other than as permitted under this Agreement other than a dividend paid on May 31, 2007, in the amount of $720,000.00 and has not redeemed, purchased or otherwise acquired any shares, other than the redemption of the shares held by the Estate of Marcel Desrochers on October 8, 2007;

(e)                                  issued or sold any shares or other securities or issued, sold or granted any option, warranty or right to purchase any shares or other securities;

(f)                                    disposed of any of the Assets reflected on the balance sheet forming part of the Financial Statements, except sales of Assets made in the Normal Course of Business, although the parties acknowledge that prior to closing the Company shall dispose of the Building in favour of the Vendor;

(g)                                 changed any accounting or costing systems or methods in any material respect;

(h)                                 cancelled or waived any debt, claim or other right out of the Normal Course of Business or suffered any extraordinary loss;

(i)                                     incurred or assumed any liabilities, obligations or indebtedness (whether accrued, absolute, contingent or otherwise), except unsecured liabilities, obligations and indebtedness incurred in the Normal Course of Business;

(j)                                     made or granted any bonus other than to François Barrette in the amount of seven thousand five hundred dollars ($7,500.00) increased the compensation paid (other than for normal merit and cost of living increases) or made loans or advances to any director, officer or Employee;

(k)                                  mortgaged, pledged, granted a security interest in or otherwise encumbered any of the Assets in amounts which, individually and in the aggregate are material to its financial condition or the operation of the Business;

(l)                                     entered into any Material Contract or any other transaction that was not in the Normal Course of Business;

(m)                               terminated, cancelled or modified in any material respect or received notice or a request for termination, cancellation or modification in any material respect of any Material Contract, except as would not be reasonably expected to result in a Material Adverse Change;

(n)                                 the Company has not paid or delayed payment of any accounts payable or collected or delayed collection of any Receivables, in each case other than in the Normal Course of Business;

(o)                                 the Company has not paid or incurred any management or consulting fees, other than those paid to Guy Boucher for research and development in the amount of four thousand dollars ($4,000.00).

(p)                                 the Company has not hired any employees other than Mr. André Arbour, welder; or

(q)                                 the Company has not terminated any Employees.

(10)                            Negative Facts. The Vendor does not have any information or knowledge of any facts Related to the Business or to the Assets which, if known to the Purchaser, might reasonably be expected to deter the Purchaser from completing the transactions contemplated herein.

(11)                            Material Contracts. Schedule 6.1(11) lists all the Material Contracts. The Company is not in default under any Material Contract and there has not occurred any event, which, with the lapse of time or giving of notice or both, would constitute a default under any Material Contract by either the Company or any other party to the Material Contract, or give the Company or any other Person the right to declare a default or exercise any remedy under or accelerate maturity or performance of, or to cancel, terminate or modify any Material Contract. There are no renegotiations, attempts to renegotiate or outstanding rights to negotiate any amount to be paid or payable to or by the Company by virtue of any Material Contract. The Company has not released or waived any of its rights under any Material Contract. Each Material Contract is in full force and effect, unamended by written or oral agreement, and the Company is entitled to the full benefit and advantage of the applicable Material Contract in accordance with its terms. Other than as disclosed in Schedule 6.1(11), the Company has not received any notice of a default or a dispute between the Company and any other party in respect of any Material Contract. None of the Material Contracts contain terms under which the execution or performance of this Agreement would give the other contracting party the right to terminate or adversely change the terms of such Material Contract or otherwise require the consent of the other party.

(12)                            Personal Property. Schedule 6.1(12) describes the Personal Property. All Personal Property is in good operating condition and repair, ordinary wear and tear excepted. Schedule 6.1(12) sets out a complete and accurate list of all locations where the Personal Property are situated, including a brief description of the Personal Property situated at each location.

(13)                            Leases. The Company does not lease any premises. Schedule 6.1(13) lists all the Personal Property Leases and identifies the ones which cannot be terminated by the Company without liability at any time upon less than thirty (30) days notice or which involve payment by it in the future of more than $10,000.00. Each Personal Property Lease is in full force and effect and has not been amended by written or oral agreement, and the Company is entitled to the full benefit and advantage of each applicable Personal Property Lease in accordance with its terms. Each Personal Property Lease is in good standing and there has not been any default by any party under any Personal Property Lease nor any dispute between either of the Company and any other party under any Personal Property Lease.

(14)                            Title to Assets. The Company has good and marketable title to all the Assets, free and clear of any and all Liens, except as shown is Schedule 6.1(14). The

Assets are sufficient to permit the continued operation of the Business in substantially the same manner as conducted in the year ended on the date of this Agreement. There is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from either of the Company or the Vendor of the Business or of any of the Assets out of the Normal Course of Business.

(15)                            Receivables. Schedule 6.1(15) lists all Receivables of the Company, due date or ageing and dollar amounts currently due to the Company, which Schedule will be updated by the Closing to the latest month-end before the Closing Date. All the Receivables of the Company have arisen from bona fide transactions in the Normal Course of Business and, to the extent not previously collected, fully collectible and will be fully collected within one hundred eighty (180) days of the Closing Date, net of the allowance for doubtful accounts, in the Normal Course of Business and in accordance with their terms assuming that the methods, collection practices and procedures used in collection of the Receivables are consistent with, or more effective than, those historically used by the Company. None of the Receivables is or will be at the Closing Date subject to any counterclaim or set off. All reserves, allowances and discounts with respect to the Receivables were and are adequate and consistent with reserves, allowances and discounts previously maintained by the Company and in the Normal Course of Business.

(16)                            Undisclosed Liabilities. The Company has no liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed in the Financial Statements or referred to or disclosed herein, other than liabilities, obligations and indebtedness incurred in the Normal Course of Business.

(17)                            Intellectual Property.

(a)                                  Other than the trade-mark “M.D.I.” registered at the Canadian Intellectual Property Office under the registration number TMA414558, the Company has no registrations or applications for registration of trade-marks.

(b)                                 Schedule 6.1(17) lists all the Intellectual Property of the Company. Other than as disclosed in Schedule 6.1(17), the Company is entitled to the exclusive and uninterrupted use of the Intellectual Property, without payment of any royalty or other fees and no Person has any right, title or interest in any of the Intellectual Property. The Company has protected its legal rights to the exclusive use of the Intellectual Property in the same manner as would a reasonably prudent operator of a business similar to the Business. The Intellectual Property is valid and enforceable, has not been abandoned, cancelled or adjudicated invalid, nor subject to any outstanding order, judgment or decree restricting its use or adversely affecting the Company’s rights thereto.

(c)                                  There is no current or threatened litigation relating to the Intellectual Property.

(d)                                 The Employees have agreed to maintain the confidentiality of the Intellectual Property.

(e)                                  All of the Company’s permissions and licenses, existing and under negotiation or discussion, to use the industrial or intellectual property of other Persons are disclosed in Schedule 6.1(17)(e). The Company has permitted or licensed no Person to use any of the Intellectual Property except as disclosed in Schedule 6.1(17)(e). Each license referred to in the Schedules above is in full force and effect and neither the Company nor the licensors are in default of their obligations thereunder.

(f)                                    No Person has challenged any of the Company’s rights to any of the Intellectual Property.

(g)                                 Other than as disclosed in Schedule 6.1(17), neither the use of the Intellectual Property nor the conduct of the Business has infringed or currently infringes upon the industrial or intellectual property rights of any other Person and no Person has made or, to the Knowledge of the Vendor, threatened any claim to that effect.

(h)                                 To the Knowledge of the Vendor, no other Person has infringed any of the Company’s rights to the Intellectual Property.

(i)                                     There is no governmental prohibition or restriction on the use of the Intellectual Property.

(j)                                     The Intellectual Property disclosed in Schedule 6.1(17) comprises all the industrial and intellectual property now used in, relating to and necessary to the conduct the Business and in the opinion of the Vendor such Intellectual Property has been sufficient for the conduct of the Business to the date hereof.

(18)                            Consents and Approvals. All the Consents and Approvals required to be obtained by the Vendor or the Company to permit the Vendor to execute and give effect to this Agreement and discharge the Vendor’s obligations hereunder are listed in Schedule 6.1(18). Except for the Consents and Approvals disclosed in Schedule 6.1(18), no consent or approval of any Person is required in connection with the execution and delivery by the Vendor of this Agreement and the discharge by the Vendor of its obligations hereunder or to permit the Company to carry on the Business after the Closing as and where the Business is currently carried on by the Company.

(19)                            Notices. Except as disclosed in Schedule 6.1(19), no Notice is required to be delivered by the Vendor or the Company to any Person in connection with the execution and delivery by the Vendor of this Agreement and the discharge by the Vendor of its obligations hereunder or to permit the Company to carry on the Business after the Closing as the Business is currently carried on by the Company.

(20)                            Employment and Consultant Contracts. Schedule 6.1(20) lists all the Persons with whom the Company has employment or consultant agreements, copies of such agreement, when in writing, being attached to Schedule 6.1(20), and lists all the Employees as of the Closing Date including the age, position, status, length of service, compensation and benefits (including any agreements to pay severance or termination payments) of each of them respectively. Except as set out in Schedule 6.1(20), the Company is not statutorily required to re-employ any former employee and is not party to or bond by any oral or written contracts in respect of any Employee or former employee, including:

(a)                                  any contracts for the employment or re-employment of any Person; or

(b)                                 any bonus, deferred compensation, profit sharing, pension, retirement, hospitalization insurance or other plans or arrangements providing employee benefits, except for the plans providing employee benefits described in Schedule 6.1(22).

Each of the Company’s Employees is terminable at will without cost to the Company except for payments required under the Employee Plans and the payment of accrued salaries or wages, vacation pay and severance payments as provided by Applicable Laws. None of the officers or Employees of the Company is employed under a contract which cannot be terminated by the Company by notice of eight (8) weeks or less, there are no management or employee agreements with any of the Employees, officers or directors of the Company, and all Employees and officers have received any and all amounts now owing to them, including vacation pay, other than moneys owing to them in respect of the current pay period and not yet due. There are no unpaid or unfunded pension or similar liabilities with regard to any of the Employees of the Company.

No Employee is a party to or otherwise bound by any agreement, including any confidentiality, non-competition or proprietary rights agreement between such Employee and the Company, or to the Knowledge of the Vendor, any other Person that materially adversely affects or will affect the performance of that Employee’s duties as an Employee of the Company following the Closing. The Vendor knows of no Employee of the Company that intends to terminate employment with the Company prior to or following the Closing. No Employee of the Company has any material claim against the Company or any of the Company’s officers, directors or managers, or any threatened claim, whether under Applicable Laws, any employment agreement or otherwise, on account of or for:

a)                                      overtime pay, other than overtime pay for the current payroll period;

b)                                     wages, salaries, bonuses or commissions other than wages or salaries for the current payroll period;

c)                                      vacation, sick leave, time off or pay in lieu of vacation, sick leave or time off, other than vacation, sick leave or time off “or pay in lieu thereof” other than for the twelve (12) months period immediately prior to the date of this Agreement;

d)                                     Employee benefits other than claims for benefits under any Employee Plans arising in the ordinary course of such Employee Plan;

e)                                      alleged unlawful, unfair, wrongful, retaliatory or discriminatory labour practices;

f)                                        alleged breach of contract or other claim arising under a collective bargaining or individual agreement, or under any other employment covenant, whether express or implied;

g)                                     alleged violation of any statute, ordinance, contract or regulation regarding the minimum wages or maximum hours of work;

h)                                     alleged violation of occupation safety and health standards;

i)                                         alleged tort violations; or

j)                                         alleged violation of plant closing and mass layoff, immigration, workers’ compensation, disability, discrimination, unemployment’s compensation, protected leave or other employment or labour relations laws. The Company has made all required payments to the relevant unemployment’s compensation reserve account with the appropriate governmental departments with respect to its Employees.

The Company has not taken any action which was calculated to dissuade any present Employees, representatives or agents of the Company from continuing their employment with the Company following the Closing.

(21)                            Collective Agreements.

(a)                                  the Company is not a party to any collective bargaining agreement, contract or legally binding commitment to any trade union or employee organization or group in respect of or affecting Employees;

(b)                                 the Company is not currently engaged in any labour negotiation;

(c)                                  the Company is not a party to any application, complaint or other proceeding under any statute;

(d)                                 the Company has not engaged in any unfair labour practice or is aware of any pending or threatened complaint regarding any alleged unfair labour practices;

(e)                                  there is no strike, labour dispute, work slow down or stoppage pending or threatened against the Company;

(f)                                    there is no grievance or arbitration proceeding arising out of or under any collective bargaining agreement which is pending or threatened against the Company;

(g)                                 the Company has not experienced any material work stoppage; and

(h)                                 to the Knowledge of the Vendor, the Company is not the subject of any union organization effort.

(22)                            Employee Plans.

(a)                                  Schedule 6.1(22) lists all the employee benefits, health, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, deferred compensation, stock compensation, stock purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices relating to the Employees or former Employees and all insurance policies and Employee benefit policies (the “Employee Plans”);

(b)                                 The Employee Plans have been established and administered in all respects in accordance with all Applicable Laws relating to the Business or the Assets Business;

(c)                                  All obligations regarding the Employee Plans have been satisfied, there are no outstanding defaults or violations by any Party to any Employee Plan and no Taxes, penalties or fees are owing or payable under any of the Employee Plans;

(d)                                 All contributions or premiums required to be made in respect of Employees or former Employees under the terms of each Employee Plan or by Applicable Laws have been made in a timely fashion in accordance with Applicable Laws and the terms of the Employee Plans, and the Company has not, and as of the Closing Date will not have, any liability (other than liabilities accruing after the Closing Date) with respect to any of the Employee Plans. Contributions or premiums under the Employee Plans will be paid on an accrual basis for the period up to the Closing Date even though not otherwise required to be made until a later date;

(e)                                  The Vendor has furnished to the Purchaser true, correct and complete copies of all the Employee Plans, as well as copies of all plan summaries, booklets and personal manuals, together with any and all related documentation; and

(f)                                    Except as disclosed in Schedule 6.1(20) or Schedule 6.1(22), none of the Employee Plans provide benefits to retired Employees or the beneficiaries or dependants of retired Employees.

(23)                            Bonuses. The Company has not paid or is not obliged to pay any bonuses, fees, distributions, remuneration or other compensation to any Person other than salaries, wages, bonuses or compensation paid or payable to Employees or consultants in the Normal Course of Business in accordance with current compensation levels and practices as set out in Schedule 6.1(20). Neither the Vendor nor any director, officer or employee of the Company is entitled to receive any commission, bonus or other payment as a consequence of the sale of the Shares to the Purchaser hereunder whether payable by any of the Vendor, the Company, or any other Person.

(24)                            Customers and Suppliers. Schedule 6.1(24) lists the 20 largest customers and the 10 largest suppliers of the Company for the twelve (12) months period ending immediately before the date of this Agreement, and the aggregate amount which each customer was invoiced and each supplier was paid during such period. Neither the Vendor nor the Company are aware of, nor have they received notice of, any intention on the part of any such customer or supplier to cease doing business with the Company or to modify or change in any material manner any existing arrangement with the Company for the purchase or supply of any products or services. There are no unresolved disputes with any such customer or supplier, except as disclosed in Schedule 6.1(24). No agreement with any such supplier or customer contains terms under which the execution or performance of this Agreement would give the supplier or customer the right to terminate or adversely change the terms of such agreement.

(25)                            Product Warranties.

(a)                                  Schedule 6.1(25) contains a copy of the Company’s standard purchase agreement for the sale of inventory in the Normal Course of Business and of any other standard warranty provided by the Company and currently in effect;

(b)                                 No liability exists for the replacement of any product, merchandise or service sold, distributed or delivered by the Company at any time prior to the Closing Date, and no other damages exist in connection with the sales or deliveries at any time prior to the Closing Date;

(c)                                  The Company has not made any oral or written warranties with respect to the quality or absence of defects of the products and services that it has sold or performed which are in force as of the date hereof, and no products heretofore sold by the Company are now subject to any guarantee or warranty of the Company, except for those warranties which are contained in its standard terms and conditions of sale;

(d)                                 There are no claims pending, anticipated or to the Knowledge of the Vendor threatened against the Company with respect to the quality of or alleged defects in such products or services;

(e)                                  The Vendor has no reason to believe that the percentage of products sold and services performed by the Company for which warranties are presently in effect and for which warranty adjustments can be expected during the unexpired warranty periods and which extend beyond the Closing Date will be higher than the percentage of such products and services which the Company has sold and performed for which warranty adjustments have been required in the past;

(f)                                    The Company has not been required to pay direct, incidental or consequential damages to any Person in connection with any such products or services at any time since January 1st, 2005; and

(g)                                 All goods and products sold by the Company prior to Closing, except for such goods and services as are made specifically for a customer, according to that customer’s specifications, do not violate or infringe any valid United States or Canadian patent or other intellectual property rights or other rights of any third party.

(26)                            Affiliated Transactions. The Company is not a party to any agreement with or arrangement with nor liable in respect of advances, loans, guarantees to or on behalf of any shareholder, officer, director, Employee or Affiliate or any other Person with whom the Company does not deal at arm’s length, other than as disclosed in Schedule 6.1(26).

(27)                            Intercompany Services. There are no material intercompany services provided to the Company by any Affiliate of the Vendor.

(28)                            Taxes. The Company has:

a)                                      duly filed all tax returns, declarations, or other documents of any nature required to be filed by it on behalf of any Taxes;

b)                                     made complete and accurate disclosure in such returns, declarations and documents and in all materials accompanying such returns, declarations and documents;

c)                                      not received any extensions of time in which to file any such returns, declarations or documents;

d)                                     paid or accrued all Taxes due and payable and made adequate provision in the Financial Statements in accordance with GAAP for the payment of all Taxes in respect of the latest date to which the Financial Statements are made up;

e)                                      paid all tax assessments and reassessments and any penalties, interests, fines, governmental charges and other amounts which the relevant authority is entitled to collect from such company;

and,

f)                                        there are no actions, audits, assessments, reassessments, suits, proceedings, investigations or claims now pending against the Company in respect of Taxes paid or payable affecting the Company and the Vendor is not aware of any contingent liabilities for Taxes or any grounds for any such actions, audits, assessments, reassessments, suits, proceedings, investigations or claims;

g)                                     there are no matters under discussion with, or the subject of any agreement with any Governmental Authority relating to claims for additional Taxes which affect the Company and no Governmental Authority has challenged, disputed or questioned the Company in respect of any Taxes or of any filings under any statute providing for Taxes and the Company has not been advised by any Governmental Authority that an assessment or reassessment of the Company is proposed;

h)                                     there are no agreements, waivers or other arrangements providing for an extension of time or deferral with respect to the assessments or reassessment of any Tax or the filing of any Tax returns by, or the payment of any Tax by, or levy of any governmental charge against the Company;

i)                                         the Company has withheld from each payment made by it the amount of all Taxes and other deductions required to be withheld therefrom and have paid all such amounts due and payable before the date hereof to the proper taxing or other authority within the time prescribed under the relevant tax act;

j)                                         there are no circumstances which could result in the application of sections 80 through 80.04 of the Income Tax Act (Canada) to the Company up to and including the Closing Date to the extent that such sections deal with the consequences to the Company of the forgiveness of any indebtedness owing by them; and

k)                                      the Company has delivered or made available to the Purchaser complete and accurate copies of all tax returns relating to any open tax period of the Company.

(29)                            Outstanding Indebtedness. The Vendor will not as of the Closing Date, be indebted to the Company.

(30)                            Books and Records. All the Books, Records and accounts of the Company are in all material respects accurate and complete, are in accordance with good business practice and all laws, regulations and rules applicable to the Business and accurately present and reflect in all material respects all of the transactions described therein.

(31)                            Data Processing.  Schedule 6.1(31) sets out:

(a)                                  a brief description of the Data Processing System; and

(b)                                 a list of all agreements including warranties, Leases and licenses relating to the Data Processing System.

To the Knowledge of the Vendor, the Data Processing System adequately meets the data processing needs of the Business and operations of the Company as presently conducted. The Company have taken the necessary actions to protect against unauthorized access, use, copying, modification, theft and destruction of system application programs and data files used in the Data Processing System.

(32)                            Licenses and Permits. Schedule 6.1(32) lists all the Licenses and Permits and identifies the ones that by their terms are not transferable. The Company holds the Licenses and Permits free and clear of any and all Liens. All the Licenses and Permits are in full force and effect. The Company is not in violation of any term or provision or requirement of any such Licenses and Permits. To the Knowledge of the Vendor, no Person has threatened to revoke, amend or impose any condition in respect of, or commenced proceedings to revoke, amend or impose conditions in respect of, any Licenses or Permits. Other than the Licenses and Permits, no license, permit or authorization or approval is required by the Company to conduct the Business.

(33)                            No Conflict. The execution and delivery of this Agreement by the Vendor and the discharge of the Vendor’s obligations hereunder (with all required Consents and Approvals and Notices) do not and will not result in or constitute any of the following:

(a)                                  a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of the articles or by-laws of the Company;

(b)                                 an event which, pursuant to the terms of any Material Contract or Licenses and Permits, causes any right or interest of the Company to come to an end or be amended in any way that is detrimental to the Business, or entitles any other Person to terminate or amend any such right or interest;

(c)                                  the creation or imposition of any Lien on any Asset; or

(d)                                 the violation of any Applicable Law by the Vendor or the Company.

(34)                            Litigation. Except as set out on Schedule 6.1(34), there is no action, suit, proceeding, claim, application, complaint, investigation, decree or order, arbitration award, judgment, injunction, award, settlement agreement or filing in any Court or before any arbitration panel or regulatory body, Governmental Authority or non-governmental body pending, rendered or threatened by or against the Vendor or the Company Related to the Business or affecting the Business or the operations or capital of the Company or the transactions contemplated by this Agreement, and there is no factual or legal basis which could give rise to any such action, suit, proceeding, claim, application, complaint or investigation.

(35)                            Real Property. The Company owns no Real Property other than the Building and shall therefore own no Real Property as of the Closing Date.

(36)                            Insurance. Schedule 6.1(36) contains the policies of insurance maintained by the Vendor and the Company Related to the Business as of the Closing Date and a letter from the Company’s insurance broker confirming that such policies are in full force and effect and will expire on the date or dates set out in such letter. All the insurance policies Related to the Business are sufficient to adequately protect the interests of the Company, are in full force and effect and neither the Vendor nor the Company is in default, whether as to the payment of premiums or otherwise, under the terms of such policies. In the three (3) years period ending on the date hereof, the Company has not received the written notice from or on behalf of any insurance carrier issuing such insurance policies to the effect that the insurance rates will thereafter be substantially increased, that there will thereafter be no renewal of any existing policy or that material alteration of any owned or leased Personal or Real Property purchased or additional equipment or material modification of the Company’s methods of doing Business will be required or is suggested and no statement as to any of the foregoing actions has been made by or on behalf of any insurance carrier. There are no pending claims that have been denied insurance coverage. The Company has not failed to give any notice or present any claim under any insurance policy in due and timely fashion, or as required by any insurance policy. The Company’s insurance policies provide “occurrence” based coverage and will therefore provide coverage for Third Party Claims made after the Closing if they pertain to the period prior to the Closing.

(37)                            Environmental.

(a)                                  The Business and Assets and the conditions of the lands owned or occupied by the Company are and at all times have been in compliance with Environmental Law.

(b)                                 The Company has not used any machinery, equipment or facility in relation to the Business, or permitted them to be used to generate, manufacture, refine, treat, transport, store, handle, dispose, transfer, produce or process any Hazardous Substance except in compliance with Environmental Law.

(c)                                  Neither the Vendor nor the Company is or has been subject to any proceeding, or received any communication, alleging the violation of any Environmental Law applicable to the Business or Assets, and the Business and Assets are not the subject of any proceeding relating to whether any remedial action is needed to respond to the Release or presence of a Hazardous Substance Related to the Business and Assets or any other lands for which the Vendor or the Company may potentially be held responsible in part or in whole. To the Knowledge of the Vendor, there is no environmental claim of any nature whatsoever threatened against the Company.

(d)                                 There are no Environmental Permits which are required for the operation of the Business, including any machinery, equipment or facility constituting the Assets of the Business, as it is presently being conducted.

(e)                                  The Business and Assets have never been subject to an environmental audit except for the Phase I environmental audit performed by Dessau-Soprin dated July 25, 2007. For the purposes of this Section, an environmental audit shall include any evaluation, assessment, review or study relating to a Release, Hazardous Substance, or compliance with Environmental Laws, performed at the request of or on behalf of the Vendor, a prospective purchaser of the Business and Assets (or any part thereof), or a Governmental Authority.

(38)                            Other Investments. The Company has no investment or ownership interest in any Person.

(39)                            Inventory. All Inventory consists of items of a quantity and quality usable and/or sellable in the Normal Course of Business, except for items of obsolete or slow-moving material or materials which are below standard quality or slow-moving, all of which have been written down to estimated market value in accordance with GAAP. The Inventory is free from defects in materials and/or workmanship. The Inventory is not excessive in kind or amount in light of the

Business. The Company has no outstanding sales on consignment, sales on approvals, sales with the right of return or guaranteed sales. The Inventory used in the calculation of the Adjusted Net Asset Value shall be based on an actual physical inventory count conducted by the Vendor in the three (3) days prior to the Closing Date and valuated in accordance with GAAP.

(40)                            Product Liability. The Company has not had any liability “whether or not covered by the Company’s insurance policies” arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold or delivered by the Company and there is no basis for any present or future claim or demand against the Company giving rise to any such liability. No product sold or delivered by the Company since January 1st, 2005 or any part or component thereof, is or has been subject to any product recall, service bulletin or similar product corrective action in connection with any actual or alleged potential product defect.

(41)                            Sales. The aggregate sales of the Business of the Company for the six (6) month period ended May 31st, 2007 is not less than two million five hundred sixty-six thousand five hundred sixty-seven dollars and seventy-three cents ($2,566,567.73) and, to the Knowledge of the Vendor, there are and have been no circumstances, facts or events that could give rise to a reasonable expectation that there will be a material decrease in the aggregate sales of the Business of the Company following Closing.

(42)                            Guarantees. Schedule 6.1(42) contains true and complete copies of all guarantees provided by the Vendor in respect of the Company (the “Vendor’s Guarantee(s)”). There is no event, occurrence or state of facts, or factual or legal basis, that has arisen or exists that could give rise to a payment or the performance of an obligation by the Vendor under any Vendor’s Guarantee. No fees were paid or payable by the Company in respect of any Vendor’s Guarantee.

(43)                            Financial Institution Information & Powers of Attorney. Schedule 6.1(43) lists the names of each bank, trust company and other financial institution in which the Company holds accounts or safety deposit boxes and the names of every Person authorized to draw thereon or to have access thereto. No other Person holds a power of attorney from the Company.

(44)                            No Omissions. The representations of the Vendor in this Agreement, and all representations, warranties and statements contained in any Schedule or document attached hereto or expressly referenced herein do not omit to state a material fact necessary in order to make the representations, warranties or statements contained therein, in light of the circumstances in which they were made, not misleading. The Company shall not be deemed to have made to the Purchaser any representation or warranty other than as expressly made by the Company in this Agreement, or any Schedule or document attached hereto or expressly referenced herein.

(45)                            Accurate Copies. Copies of all documents and information that the Vendor has furnished or have caused the Company to furnish to the Purchaser are complete and accurate.

6.2                                 Representations and Warranties of Purchaser.  As a material inducement to the Vendor’s entering into this Agreement and acknowledging that the Vendor is entering into this Agreement in reliance upon the representations and warranties of the Purchaser set out in this Section, the Purchaser represents and warrants to the Vendor as follows:

(1)                                  Incorporation and Power.  The Purchaser is a corporation incorporated and validly subsisting under Part 1A of the Company’s Act (Quebec) and in good standing under such laws.

(2)                                  Due Authorization.  The Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by each of them as contemplated by this Agreement and to carry out its obligations under this Agreement and such other agreements and instruments.  The execution and delivery of this Agreement and such other agreements and instruments and the completion of the transactions contemplated by this Agreement and such other agreements and instruments have been duly authorized by all necessary corporate action on the part of the Purchaser.

(3)                                  Enforceability of Purchaser’s Obligations.  This Agreement has been duly executed and delivered by the Purchaser and will (assuming due execution and delivery by the Vendor) constitute a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms subject, however, to limitations on enforcement imposed by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability affecting creditors’ rights and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(4)                                  No Conflict.  The execution and delivery of this Agreement by the Purchaser and the discharge of the Purchaser’s obligations hereunder do not and will not result in or constitute any of the following:

a)                                      a default, breach or violation or an event that, with notice or lapse of time or both, will be a default, breach or violation of any of the provisions of the charter documents of the Purchaser;

b)                                     a default under any contract, agreement or instrument to which the Purchaser is a party or by which it is bound; or

c)                                      the violation of any Applicable Law by the Purchaser.

7.                                       CONDUCT OF BUSINESS

7.1                                 Standstill.  From the Execution Date of this Agreement and until the Closing Date, the Vendor warrants that:

(a)                                 the Company shall not take any action which will prevent it from affirming that the representations and warranties contained in this Agreement are true and correct as of the Closing Date.

(b)                                the Company shall carry on the Business only in the ordinary course and use its best efforts to preserve intact its Business organization and goodwill and maintain its relationship with suppliers, customers and other Persons having Business relations with it.

(c)                                 no change shall be made or promised in the compensation, commissions or bonuses payable by the Company to any of its Employees and/or consultants except for routine previously scheduled periodic salary increases.

(d)                                the Company shall not declare or make any payment of any dividend or other distribution in respect of the Shares other than:

(i)                                    the dividend or distribution referred to in Section 2.2 herein; and

(ii)                                 any dividend of an amount equal to the aggregate amount of the cash on hand of the Company plus the amount required to compensate advances made to the Vendor by the Company, less the amount of cash needed to cover short term liabilities and outstanding cheques;

(e)                                 the Vendor shall promptly notify the Purchaser in writing of the existence or happening of any event or occurrence known to the Vendor which may alter the accuracy or completeness of any representation or warranty contained herein without relieving the Vendor therefrom;

(f)                                   the Company shall maintain all of its property and Assets in customary and satisfactory repair, order and condition;

(g)                                the Company shall not dispose of any of its Assets outside the Normal Course of Business, except for the disposition of the Building in favour of the Vendor;

(h)                                the Company shall not purchase, acquire or lease any additional assets without the prior written consent of the Purchaser; and

(i)                                    neither the Company nor its shareholders, directors or officers will discuss or negotiate with any other Person, or entertain or consider any other inquiries or proposals, relating to the possible disposition of the Assets or the Business of the Company, unless the transaction contemplated herein is not completed by the Closing Date.

8.                                       INDEMNIFICATION

8.1                                 Indemnity by Vendor.  The Vendor shall  indemnify and hold the Purchaser and the Company, their respective directors, officers and employees harmless in respect of any claim, demand, action, cause of action, damage, loss, cost, liability or expense (hereinafter referred to as a “Claim”) which may be made or brought against an Indemnified Party or which it may suffer or incur directly or indirectly as a result of, in respect of or arising out of:

(1)                                  any incorrectness in or breach of any representation or warranty of the Vendor contained in this Agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement at or prior to Closing; or

(2)                                  any breach of or any non-fulfilment of any covenant or agreement on the part of the Vendor under this Agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement at or prior to Closing; or

(3)                                  any claim by Imax Corporation under the agreement dated December 5, 2001 between the Company and Imax Corporation other than a claim for royalties or license fees with respect to screens produced after the Closing Date. Notwithstanding the foregoing, the Vendor shall be under no obligation to indemnify the Purchaser and the Company, their respective directors, officers and employees with respect to any deterioration of the relationship between the Company and Imax Corporation or with respect to any decrease in the business given to the Company by Imax Corporation.

8.2                                 Indemnity by the Purchaser.  The Purchaser shall indemnify and hold the Vendor and its directors, officers and employees harmless in respect of any Claim which may be made or brought against an Indemnified Party or which it may suffer or incur directly or indirectly as a result of, in respect of or arising out of:

(1)                                  any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(2)                                  any breach of or any non-fulfilment of any covenant or agreement on the part of the Purchaser under this Agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement; or

(3)                                  any Vendor’s Guarantee.

8.3                                 Escrow.  The Escrow Fund shall be available to reimburse for any Claims for which indemnification is provided under Section 8.1 in accordance with the terms and conditions of the Escrow Agreement.

8.4                                 Notice of Claim.  If an Indemnified Party becomes aware of a Claim in respect of which indemnification is provided for pursuant to either of Section 8.1 or 8.2, as the case may be, the Indemnified Party shall promptly give written notice of the Claim to the Indemnifying Party.  Such notice shall specify whether the Claim arises as a result of a claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available):

(a)                                  the factual basis for the Claim; and

(b)                                 the amount of the Claim, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time effectively to contest the determination of any liability susceptible of being contested, then the Liability of the Indemnifying Party to the Indemnified Party under this Article shall be reduced by the amount of any losses incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

8.5                                 Direct Claims.  In the case of a Direct Claim, the Indemnifying Party shall have thirty (30) days from receipt of notice of the Claim within which to make such investigation of the Claim as the Indemnifying Party considers necessary or desirable.  For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request.  If both parties agree at or before the expiration of such thirty (30) day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall (subject to Section 8.4) immediately pay to the Indemnified Party the full agreed upon amount of the Claim.

8.6                                 Third Party Claims.  In the case of a Third Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party’s reasonable out-of-pocket expenses, excluding attorney fees, as a result of such participation or assumption.  If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel at its expense.  If the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences), the Indemnifying Party shall be responsible for the fees and expenses of the counsel retained by the Indemnified Party.  If any Third Party Claim is of a nature such that the Indemnified Party is required by Applicable Law or the order of any court, tribunal or regulatory body having jurisdiction, to make a payment to any person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, as the case may be, the Indemnified Party may make such payment and the Indemnifying Party shall, promptly after demand by the Indemnified Party, reimburse the Indemnified Party for such payment.  If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, promptly after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

8.7                                 Settlement of Third Party Claims.  Neither of the Indemnifying Party or the Indemnified Party shall settle any Third Party Claim without the written consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided, however, that the liability of the Indemnifying Party shall be limited to any settlement amount proposed by the Indemnifying Party if the consent of the Indemnified Party is not obtained for any reason within a reasonable time after the request therefore.

8.8                                 Interest on Claims and Purchase Price Adjustments.  The amount of any Claim submitted under Section 8.1 or Section 8.2 as damages or by way of indemnification shall bear interest from and including the date any Indemnified Party is required to make payment in respect thereof at the Prime Rate calculated from and including such date to but excluding the date reimbursement of such Claim by the Indemnifying Party is made, and the amount of such interest shall be deemed to be part of such Claim.

9.                                       EMPLOYEES

9.1                                 Employee List and Continued Employment.

The Vendor has delivered to the Purchaser an up-to-date list of all Employees as at the present date.  The Purchaser agrees to retain each of the Employees on the same terms and conditions as existed prior to the Closing Date but shall not be obligated to any Employee who refuses employment.

10.                                 GENERAL

10.1                           Expenses.  Each Party shall be responsible for all legal and other expenses incurred by it in connection with the negotiation, preparation, execution, and delivery of this Agreement and any other document or agreement necessary in the context of the purchase and sale contemplated herein. The Vendor agrees that the Company shall not be responsible for any expenses incurred by the Vendor.

10.2                           Announcements. The Vendor acknowledges that the Purchaser or an Affiliate of the Purchaser may be required or may desire to make a public announcement regarding the arrangements contemplated by this Agreement upon execution thereof or following the Closing.  If such disclosure is required or desired, the Purchaser shall be entitled to make such public announcement, but shall consult with the Vendor regarding the wording and issuance of any public disclosure.

10.3                           Confidentiality.

(1)                                  Subject to Section 10.2, each Party shall (and shall cause each of its Representatives (as defined below)) hold in strictest confidence and not use in any manner, other than as expressly contemplated by this Agreement, any Confidential Information (as defined below) of the other Party.

(2)                                  Section 10.3(1) shall not apply to the disclosure of any Confidential Information where such disclosure is required by Applicable Law (including, for greater certainty, applicable stock exchange regulations).  In that case, the Party required to disclose (or whose Representative is required to disclose) shall, as soon as possible in the circumstances, notify the relevant other Party of the requirement of such disclosure including the nature and extent of the disclosure and the provision of Applicable Law pursuant to which such disclosure is required.  To the extent possible, the Party required to make such disclosure shall, prior to doing so, provide to the other Parties the text of any such disclosure.  Upon receiving such notification, the other Party may take any reasonable action to challenge the requirement, and the affected Party shall (or shall cause the applicable Representative to), at the expense of the other Party, assist the other Party in taking such reasonable action.

(3)                                  Following the termination of this Agreement in accordance with the provisions of either of Sections 4.2 or 4.4, each Party shall (and shall cause each of its Representatives to) promptly, upon a request from any other Party, return to the requesting Party all copies of any tangible items (other than this Agreement), if any, which are or which contain Confidential Information of the requesting Party; provided that if the Party so obligated to return Confidential Information or its Representatives have prepared summaries or analyses containing or concerning any Confidential Information, then such Party may, instead of returning the summaries or analyses, destroy them and provide a certificate to that effect to the requesting Party.

(4)                                  For the purposes of this Section 10.3:

(a)                                  “Confidential Information” of a Party at any time means all information relating to such Party which,

a)                                      at the time is of a confidential nature (whether or not specifically identified as confidential) and is known or should be known by the other relevant Party or its Representatives as being confidential, and

b)                                     has been or is from time to time made known to or is otherwise learned by the relevant other Party or any of its Representatives as a result of the matters provided for in this Agreement including the following information:

c)                                      the terms and existence of this Agreement, including all negotiations of the Parties in the context of this Agreement;

d)                                     a Party’s business records; and

e)                                      all information and documentation provided by the Vendor and the Company to the Purchaser and its Representatives with respect to the Company and the Business,

but not including any information that at such time:

f)                                        has become generally available to the public other than as a result of a disclosure by the other Party or any of its Representatives;

g)                                     was available to the other Party or its Representatives on a non-confidential basis before the date of this Agreement; or

h)                                     becomes available to the other Party or its Representatives on a non-confidential basis from a Person other than the first-mentioned Party or any of its Representatives who is not, to the knowledge of such other Party or its Representatives, otherwise bound by confidentiality obligations to such first-mentioned Party in respect of such information or otherwise prohibited from transmitting the information to the other Party or its Representatives; and

(b)                                 “Representatives” with respect to any Party means its Affiliates and, if applicable, its and their respective directors, officers, employees, agents and other representatives and advisors.

10.4                           Notices.

(1)                                  Any notice, or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent prepaid by fax or other similar means of electronic communication, in each case to the applicable address set out below:

a)                                      if to the Vendor, to:

Les Éclairages Noram Inc.
542, Grande Allée
Verdun, Quebec
Canada, H3E 1Y3

Attention:                                         Pierre Desrochers

with a copy to:
Morency, Avocats
500, Place d’Armes
24th Floor, Suite 2420
Montreal, Quebec
Canada  H2Y 2W2

Attention:                                         Me Pierre Marcoux
Facsimile:                                            (514) 845-9522

b)                                     if to the Purchaser, to:

Strong Digital Systems Inc. / Systèmes Digitaux Strong Inc.
1440 Raoul-Charette Street
Joliette, Quebec
Canada  J6E 8S7

Attention:                                         John P. Wilmers
Facsimile:                                            (402) 453-7238

with a copy to:
Kaufman Laramee, LLP
800 René-Lévesque Blvd. West
Suite 2200
Montreal, Quebec
Canada  H3B 1X9

Attention:                                         Martin H. Scheim
Facsimile:                                            (514) 875-7147

(2)                                  Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day in the place the communication is received and the communication is so delivered, faxed or sent before 4:30 p.m. (local time) on such day in the place the communications is received.  Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following business day in the place the communication is received.  Any such communication sent by facsimile shall be deemed to have been given and made and to have been received on production of a transmission report from the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the relevant facsimile number of the recipient.  Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth business day in the place the communication is sent following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services.  Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

(3)                                  Any Party may from time to time change its address under this Section 10.4 by notice to the other Parties given in the manner provided by this Section.

10.5                           Survival.

(a)                                  The representations and warranties of the Parties contained herein shall survive Closing until (a) in the case of the representations and warranties relating to Taxes contained in Section 6.1(28) until the expiration of the applicable statute of limitations with respect to any such Taxes, (b) in the case of the representations and warranties relating to title to the Shares contained in Section 6.1(4) for an indefinite period, (c) in the case of all other representations and warranties, until the expiration of the applicable statute of limitations; provided, however, that no claim or action shall be commenced with respect to any breach or alleged breach of any representation or warranty unless, within the applicable period provided in this Section, written notice specifying the nature of such breach or alleged breach of representation and warranty and the approximate amount of the claim relating thereto in reasonable detail has been provided to the Party which made such representation or warranty.

(b)                                 Notwithstanding any other provision hereof, Article 8 and Section 10.1, 10.2, 10.3, 10.4, 10.5 and 10.12 shall survive the termination of this Agreement.

10.6                           Time of Essence.  Time shall be of the essence of this Agreement in all respects.

10.7                           Assignment.  No Party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the other Parties, except that the Purchaser may assign this Agreement and its rights and obligations hereunder to an Affiliate of the Purchaser without such prior written consent.

10.8                           Entire Agreement.  This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written including the Letter of Intent.

10.9                           Amendment and Waiver.  No amendment of this Agreement will be effective unless made in writing and signed by the Parties.  A waiver of any default, breach or non-compliance under this Agreement is not effective unless in writing and signed by the Party to be bound by the waiver.  No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party.  The waiver by any Party of any default, breach or non-compliance under this Agreement shall not operate as a waiver of that Party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

10.10                     Severability.  Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

10.11                     Further Assurances.  Each Party shall promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and matters in connection with this Agreement that the other Parties may reasonably require, for the purposes of giving effect to this Agreement.

10.12                     Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein and shall be treated in all respects as a Quebec contract.

10.13                     Successors and Assigns.  This Agreement shall enure to the benefit of, and be binding on, the parties and their respective successors and permitted assigns.

10.14                     Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.  Counterparts may be executed either in original, electronic or faxed form and the Parties adopt any signatures received by electronic mail or a receiving fax machine as original signatures of the Parties; provided, however, that any Party providing its signature in such manner shall promptly forward to the other Parties an original of the signed copy of this Agreement which was so electronically transmitted or faxed.

10.15                     Language.  The Parties have required that this Agreement and all deeds, documents and notices relating to this Agreement be drawn up in the English language.  Les parties aux présentes ont exigé que le présent contrat et tous autres contrats, documents ou avis afférents aux présentes soient rédigés en langue anglaise.

IN WITNESS WHEREOF, the Parties have executed this Agreement.

STRONG DIGITAL SYSTEMS INC. / SYSTÈMES DIGITAUX STRONG INC.

Per:	/s/ Chris D. Stark
Chris D. Stark, Vice President

LES ÉCLAIRAGES NORAM INC.

Per:	/s/ Pierre Desrochers
Pierre Desrochers, President

INTERVENTION

Marcel Desrochers Inc. intervenes to the present Agreement and hereby agrees and undertakes to abide by all obligations, covenants and warranties made or contracted by the Vendor on its behalf in this Agreement and accepts the benefit of all stipulations made in its favor contained in this Agreement.

MARCEL DESROCHERS INC.

Per:	/s/ Pierre Desrochers
Pierre Desrochers, President